(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

September 2, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward Bartz

RE:	The North Carolina Capital Management Trust (the trust): Term Portfolio (the fund) File No. 811-03455

Ladies and Gentlemen:

On behalf of the above referenced fund, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Form of Proxy to be sent to shareholders of the fund in connection with a Special Meeting of Shareholders of the fund to be held on October 27, 2011. Pursuant to Rule 14a-3(c), the required informational copy of the fund's Annual Report for the fiscal period ended June 30, 2011 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about September 26, 2011, and in order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than September 12, 2011.

Please contact Jamie Plourde at (617) 563-1375 with any questions or comments relating to this filing.

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/s/ Ava Steenstrup
Ava Steenstrup
Legal Product Group